

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

April 23, 2009

Charles W. Moorman
Chairman, President and Chief Executive Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510

> **Re: Norfolk Southern Corporation**
> **Registration Statement on Form S-4**
> **March 27, 2009**
> **File No. 333-158238**

Dear Mr. Moorman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in

these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. The private exchange of unsold notes is described in the registration rights agreement. We note that the private exchange securities are referred to in that agreement as "senior unsecured" indebtedness, whereas the exchange notes are referred to in the Form S-4 as "unsecured and unsubordinated" indebtedness. Please describe for us any differences between the private exchange securities and the exchange notes or, alternatively, confirm that the securities will be identical.

Prospectus Cover Page

3. Please revise the cover page to disclose that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities. Please also disclose on the cover that broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Incorporation by Reference

4. Please update this section to reflect your most recent filings.

Summary of the Exchange Offer – The exchange offer

5. We note the disclosure in the prospectus indicating that you will issue new notes "as soon as practicable" after acceptance of the original notes or, alternatively, "as soon as practicable" after expiration of the offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise the filing, as necessary.

Summary of the Exchange Offer – Expiration date; Tenders

6. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

7. Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to securityholders and filed pursuant to the applicable provisions of Rule 424.

Summary of the Exchange Offer – Conditions to the exchange offer

8. We note your disclosure in the second-to-last paragraph under "The Exchange Offer -- Conditions to the Exchange Offer." However, your disclosure regarding extension of the exchange offer might be construed to refer only to waiver of the conditions specified in that section. Please revise to disclose here that in the event of any material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Risk Factors

9. Please revise the introductory paragraph to this section to confirm that you have disclosed all material risks related to the exchange notes and affecting the exchange offer.

The Exchange Offer -- Terms of the Exchange Offer

10. Please delete reference to your "sole discretion" in the first paragraph of this section.

11. Please discuss the circumstances under which you would anticipate extending the offer.

12. We note that you may delay acceptance of outstanding notes in the event of an extension. Please confirm to us that the right to delay acceptance will apply only in this specific instance, i.e., an extension of the exchange offer. Alternatively, please describe the circumstances under which you might delay acceptance.

13. You state that you will give notice of your offering's extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

14. Please include, where appropriate, the statement require by Item 3(j) of Form S-4.

The Exchange Offer -- Procedures for Tendering

15. We note that you will determine in "[y]our sole discretion all questions as to the validity, form and eligibility of original notes tendered for exchange." You have included similar statements in this section, under "Summary of the Exchange Offer – Conditions to the exchange offer" and elsewhere in the filing. Please revise to include an objective standard for determination of whether an offer condition has been satisfied.

16. We also note the statement that:

> "[y]our interpretation of the terms and conditions of the exchange offer as to any particular original note *either before or after* the expiration date, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties." [emphasis added]

Please delete this sentence or revise it in a manner consistent with the preceding comment.

Further, the language above would appear to be inconsistent with your disclosure in the first sentence of the second-to-last paragraph under "The Exchange Offer -- Conditions to the Exchange." Please make appropriate revisions to the prospectus to clearly and consistently disclose that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.

The Exchange Offer -- Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

17. Please revise here to clarify that if no interest has been paid on the original notes, holders of exchange notes will receive interest accruing from January 15, 2009.

The Exchange Offer -- Conditions to the Exchange Offer

18. Refer to the third bullet of this section. We note that this provision is overly broad and does not provide an objective standard by which an individual may reasonably determine if a condition has occurred which would permit you to terminate or amend the exchange offer. Please revise to provide an objective measure.

The Exchange Offer -- Registration Rights Agreement

19. Refer to the final sentence of the third paragraph of this section. We note that you will file a shelf registration statement on behalf of shareholders who meet certain conditions. Please revise to direct shareholders to the section of the registration right agreement that discusses the conditions that must be met.

Description of Notes -- General

20. We note the first sentence of this section. Please explain what it means to "reopen" and describe for us the procedure for "reopening", including registration requirements and any other relevant steps.

Description of Notes -- Optional Redemption

21. We note your disclosure that upon redemption of the exchange notes, you will pay, in addition to 100% of the principal amount of the notes, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis at the Treasury Rate plus 50 basis points. The reverse side of the form of exchange security annexed as "Exhibit A" to the trust indenture between you and U.S. Bank National Association, however, states that the redemption payout will include principal and discounted interest plus 35 basis points. Please tell us why there is a difference between the form of exchange security and the disclosure in the prospectus or revise as necessary.

Description of Notes -- Events of Default

22. With respect to the third and fourth events of default, please revise to disclose that defaults are not deemed to have occurred until you have received a notice of default from either the trustee or the holders of at least 10% in principal amount of the notes.

23. We note your reference to cross-default provisions. Please consider adding a risk factor to discuss the cross-default provisions and the company's ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Description of Notes -- Satisfaction and Discharge of the Indenture

24. Please revise to disclose that, pursuant to section 8.01(a)(4) of the indenture, you must also provide to the trustee an officer's certificate and opinion of counsel representing that you have complied with all conditions regarding satisfaction and discharge.

Description of Notes -- Concerning the Trustee

25. The Form T-1 annexed to this Form S-4 states that the trustee, U.S. Bank National Association, provides similar services under another indenture with you. Please revise, where appropriate, to disclose this relationship with the trustee. Refer to Item 202(b)(10) of Regulation S-K.

Undertakings

26. You have provided the undertakings under 512(h)(1)(i) pertaining to filings relying on Rule 430A. However, Rule 430A is inapplicable to this type of transaction. Please revise accordingly

Letter of Transmittal

27. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he or she has "reviewed" all of the terms of the exchange offer.

Schedule 14A

Annual Bonus, page 28

28. In future filings, please revise to clarify how you determine your "composite service measure." Specifically, it is unclear how the measure is calculated and whether there are objective performance targets that must be met for each of the three service measures.

29. In future filings, please revise to disclose your actual performance figures for the fiscal year and clarify how you reached a bonus payout of 92.6%, as that percentage appears to fall between the targeted and maximum payouts. To the extent that you use a sliding scale, please explain with reference to your actual performance.

Performance Shares, page 30

30. Your disclosure does not clearly explain how you determine the long-term incentive. While you state that the long-term incentive is allocated 33% as options, 23% as restricted stock and 44% as performance shares, it is still unclear how the your determine the total size of the long-term incentive. Please revise to clarify.

31. Please revise this section to disclose actual total stockholder return, return on average invested capital and operating ratio for the most recently-completed period.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: David J. Goldschmidt, Esq.
        (*via facsimile*) *(212) 777-3574*